Exhibit 99.2

Medicenna Therapeutics Corp.

Common Shares

SALES AGREEMENT

December 30, 2020

SVB LEERINK LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

Ladies and Gentlemen:

Medicenna Therapeutics Corp., a corporation existing under the laws of Canada (the “Company”), confirms its agreement (this “Agreement”) with SVB Leerink LLC (the “Agent”), as follows:

1.       Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent up to US$25,000,000 of common shares, without par value, of the Company (the “Common Shares”), subject to the limitations set forth in Section 5(c) (the “Placement Shares”). Unless otherwise specified or the context otherwise requires, references to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the aggregate gross sales price of Placement Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Company, and that the Agent shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agent will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the U.S. Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to issue any Placement Shares.

2.       Placements. Each time that the Company wishes to issue and sell any Placement Shares through the Agent hereunder (each, a “Placement”), it will notify the Agent by email notice (or other method mutually agreed to in writing by the parties) (each such notice, a “Placement Notice”) containing the parameters in accordance with which it desires such Placement Shares to be sold, which at a minimum shall include the maximum number or dollar amount of Placement Shares to be sold, the time period during which sales are requested to be made, any limitation on the number or dollar amount of Placement Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters is attached hereto as Schedule 1. The Placement Notice must originate from one of the individuals authorized to act on behalf of the Company and set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such Schedule 2), and shall be addressed to each of the individuals from the Agent set forth on Schedule 2, as such Schedule 2 may be updated by either party from time to time by sending a written notice containing a revised Schedule 2 to the other party in the manner provided in Section 12 (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply). The Placement Notice shall be effective upon receipt by the Agent unless and until (i) in accordance with the notice requirements set forth in Section 4, the Agent declines to accept the terms contained therein for any reason, in its sole discretion, within two Trading Days of the date the Agent receives the Placement Notice, (ii) in accordance with the notice requirements set forth in Section 4, the Agent suspends sales under the Placement Notice for any reason in its sole discretion, (iii) the entire dollar amount of the Placement Shares has been sold pursuant to this Agreement, (iv) in accordance with the notice requirements set forth in Section 4, the Company suspends sales under or terminates the Placement Notice for any reason in its sole discretion, (v) the Company issues a subsequent Placement Notice and explicitly indicates that its parameters supersede those contained in the earlier dated Placement Notice or (vi) this Agreement has been terminated pursuant to the provisions of Section 11. The amount of any commission to be paid by the Company to the Agent in connection with the sale of the Placement Shares effected through the Agent shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agent and the Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control with respect to the matters covered thereby.

3.       Sale of Placement Shares by the Agent.

(a)                On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, including Section 5(c), upon the Agent’s acceptance of the terms of a Placement Notice as provided in Section 2, and unless the sale of the Placement Shares described therein has been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, the Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market (“Nasdaq”) to sell such Placement Shares outside of Canada through the facilities of Nasdaq, any other existing market in the United States or to or through a market maker, up to the number or dollar amount specified in, and otherwise in accordance with the terms of, such Placement Notice. The Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number or dollar amount of Placement Shares sold on such Trading Day, the volume-weighted average price of the Placement Shares sold and the Net Proceeds (as defined below) payable to the Company. Unless otherwise specified by the Company in a Placement Notice, the Agent may sell Placement Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the United States Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through Nasdaq, on or through any other existing trading market for the Common Shares in the United States or to or through a market maker. Each of the Company and the Agent hereby agrees and acknowledges that all sales and solicitation of sales of Placement Shares shall be made solely in the United States and sales and solicitation of sales of Placement Shares shall not be made in Canada or through the facilities of the Toronto Stock Exchange (the “TSX”). For clarity, Placement Shares shall be sold at market prices prevailing at the time of sale. If expressly authorized by the Company (including in a Placement Notice), and subject to applicable regulatory approvals, the Agent may also sell Placement Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by Nasdaq and the TSX. The Agent may not purchase Placement Shares on a principal basis pursuant to this Agreement. The Company acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling Placement Shares and (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of Nasdaq to sell such Placement Shares as required under this Agreement. For the purposes hereof, “Trading Day” means any day on which the Common Shares are purchased and sold on Nasdaq.

(b)                Under no circumstances shall any Placement Shares be sold pursuant to this Agreement after August 28, 2022, which is the 25 month anniversary of the date of the receipt for the Canadian Final Base Shelf Prospectus (as defined below) issued by the Reviewing Authority (as defined below).

4.       Suspension of Sales.

(a)                The Company or the Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees that no such notice under this Section 4 shall be effective against the other party unless notice is sent by one of the individuals named on Schedule 2 hereto to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply).

(b)                Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agent agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares and shall cancel any effective Placement Notices instructing the Agent to make any sales and (iii) the Agent shall not be obligated to sell or offer to sell any Placement Shares.

(c)                If either the Agent or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not satisfied with respect to the Common Shares, it shall promptly notify the other party, and the Agent may, at its sole discretion, suspend sales of the Placement Shares under this Agreement.

5.       Settlement and Delivery of the Placement Shares.

(a)                Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second Trading Day (or such earlier day as is industry practice or as is required for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate gross sales price received by the Agent at which such Placement Shares were sold, after deduction of (i) the Agent’s commission for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agent hereunder pursuant to Section 7(h) hereof and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)                Delivery of Placement Shares. On or before each Settlement Date, subject to delivery of the related Net Proceeds by the Agent to the Company, the Company will issue the Placement Shares being sold on such date and will, or will cause its transfer agent to, electronically transfer such Placement Shares by crediting the Agent’s or its designee’s account (provided, however, the Agent shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System (“DWAC”) or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be duly authorized, freely tradeable, transferable, registered Common Shares in good deliverable form. On each Settlement Date, the Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on or prior to the Settlement Date. The Agent shall be responsible for providing DWAC instructions or other instructions for delivery by other means with regard to the transfer of the Placement Shares being sold. In addition to and in no way limiting the rights and obligations set forth in Section 9(a) hereto, the Company agrees that if the Company or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized, freely tradeable, transferable, registered Placement Shares in good deliverable form by 2:30 P.M., New York City time, on a Settlement Date (other than as a result of a failure by the Agent to provide instructions for delivery), the Company will (i) take all necessary action to cause the full amount of any Net Proceeds that were delivered to the Company’s account with respect to such settlement, together with any costs incurred by the Agent and/or its clearing firm in connection with recovering such Net Proceeds, to be immediately returned to the Agent or its clearing firm no later than 5:00 P.M., New York City time, on such Settlement Date, by wire transfer of immediately available funds to an account designated by the Agent or its clearing firm, (ii) indemnify and hold the Agent and its clearing firm harmless against any reasonably incurred out-of-pocket loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (if applicable) and (iii) pay to the Agent any commission to which it would otherwise have been entitled absent such default.

(c)                Limitations on Offering Size. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate number or gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the lesser of: (i) the number or dollar amount of Common Shares registered pursuant to, and available for offer and sale under, the Registration Statement pursuant to which the offering of Placement Shares is being made or (ii) the dollar amount of Placement Shares for which the Company has filed the U.S. Prospectus Supplement (as defined in Section 6(b) below). Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this Section 5(c) on the number or dollar amount of Placement Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Company, and that the Agent shall have no obligation in connection with such compliance.

6.       Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agent that as of the date of this Agreement, and (unless such representation or warranty is made expressly as of the date of this Agreement or as of the date otherwise noted therein) as of (i) each Representation Date (as defined in Section 7(n)), (ii) each date on which a Placement Notice is given, (iii) the date and time of each sale of any Placement Shares pursuant to this Agreement and (iv) each Settlement Date (each such time or date referred to in clauses (i) through (iv), an “Applicable Time”):

(a)                The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus dated June 3, 2020 (the “Canadian Preliminary Base Shelf Prospectus”), a final short form base shelf prospectus dated July 28, 2020 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to Cdn$100,000,000 of the Company’s securities with the Ontario Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the other Canadian Jurisdictions (as defined below), (collectively, with the Reviewing Authority, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus, which receipt is deemed to also be a receipt of the other Canadian Qualifying Authorities. The term “Canadian Jurisdictions” means each of the Provinces of British Columbia, Alberta and Ontario. The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including all documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Prospectus Supplement” means the most recent prospectus supplement relating to the Placement Shares to be issued and sold pursuant to this Agreement, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws, including all documents incorporated therein by reference, in the form furnished by the Company to the Agent; and “Canadian Prospectus” means the Canadian Prospectus Supplement together with the Canadian Base Prospectus. No order suspending the distribution of the Placement Shares or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Ontario Securities Commission or any other Canadian Qualifying Authorities, as the case may be, pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR).

(b)                The Company meets the general eligibility requirements for the use of Form F-10 under the Securities Act and has prepared and filed with the Commission a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-238905) on June 3, 2020, providing for the offer and sale, from time to time, of up to Cdn$100,000,000 of the Company’s securities (the “Registration Statement”). The Registration Statement, which includes the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such Registration Statement and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on July 30, 2020. In connection with the filing of the Registration Statement, the Company has filed with the Commission, on June 3, 2020, an appointment of agent for service of process upon the Company on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. The term “U.S. Prospectus Supplement” means the most recent prospectus supplement relating to the Placement Shares to be issued and sold pursuant to this Agreement, filed with the Commission pursuant to General Instruction II.L. of Form F-10, including all documents incorporated therein by reference; and the term “U.S. Prospectus” means the U.S. Prospectus Supplement together with the U.S. Base Prospectus, including all documents incorporated therein by reference. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Placement Shares is hereafter referred to as an “Issuer Free writing Prospectus.” Any reference herein to the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any management information circular, annual financial statements, interim financial report, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Canadian Jurisdictions prior to the expiry of the period of distribution of the Placement Shares, incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Placements contemplated hereby.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (EDGAR).

(c)                The Canadian Prospectus (and any further amendments or supplements thereto) will comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of each Applicable Time, include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of each Applicable Time, constitute full, true and plain disclosure of all material facts relating to the Placement Shares; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Agent specifically for use therein. The parties hereto agree that such information provided by or on behalf of the Agent consists solely of the material referred to in Section 22 hereof.

(d)                The U.S. Prospectus will conform to the Canadian Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Agent specifically for use therein. The parties hereto agree that such information provided by or on behalf of the Agent consists solely of the material referred to in Section 22 hereof.

(e)                No order preventing or suspending the use of the U.S. Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Agent specifically for use therein. The parties hereto agree that such information provided by or on behalf the Agent consists solely of the material referred to in Section 22 hereof.

(f)                 Each Issuer Free Writing Prospectus, as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document that upon filing is deemed to be incorporated by reference into the Registration Statement or any Prospectus. Each Issuer Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433 or that was prepared by or on behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act.

(g)                Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not false or misleading.

(h)                The Company has not distributed and, prior to the later to occur of each Settlement Date and completion of the Agent’s distribution of the Placement Shares under this Agreement, will not distribute any offering material in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus (as defined below).

(i)                 The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission. All conditions for use of Form F-10 to register the Placement Shares under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, at the time they were or hereafter are filed with, or furnished to, the Commission or the Canadian Qualifying Authorities, complied and will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws and, when read together with the other information in the Prospectuses, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j)                 The Company is a “reporting issuer” in each of the Canadian Jurisdictions and is not included in a list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list and in particular, without limiting the foregoing, as of the date of this Agreement (i) the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, (ii) no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and (iii) there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed.

(k)                No person (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act) has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares hereunder, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Placement Shares as contemplated hereby or otherwise. Except for the Agent, there is no broker, finder or other party that is entitled to receive from the Company or any of its Subsidiaries (as defined below) any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(l)                 The Company has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of organization, with full corporate power and authority to acquire, own, lease and operate its properties, and to lease the same to others, and to conduct its business as described in the Registration Statement and the Prospectuses and to enter into and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), earnings, results of operations, shareholders’ equity, business or properties of the Company and its Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the offer and sale of the Placement Shares contemplated by this Agreement or the Prospectuses (a “Material Adverse Effect”).

(m)              Each of the Company’s “subsidiaries” (for purposes of this Agreement, as defined in Rule 405 under the Securities Act) (each, a “Subsidiary” and collectively, the “Subsidiaries”) has been duly organized and is validly existing in good standing (where such concept exists) under the laws of the jurisdiction of its organization and has full power and authority to acquire, own, lease and operate its properties, and to conduct its business as described in the Registration Statement and the Prospectuses. Each Subsidiary is duly qualified to transact business and is in good standing (where such concept exists) under the laws of each jurisdiction that requires such qualification, whether by reason of the ownership or leasing of property or the conduct of business, except to the extent that the failure to be so qualified or in good standing could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All of the issued and outstanding share capital or other equity or ownership interests of each Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with federal state and securities laws and is owned by the Company, directly or through other wholly-owned Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. The Company does not own or control, directly or indirectly, any corporation, association or other entity, other than the Subsidiaries listed on Exhibit A hereto (each, a “Material Subsidiary”). The Material Subsidiaries are the only Subsidiaries that are “significant subsidiaries” of the Company (within the meaning of Rule 1-02 of Regulation S-X under the Securities Act) or are otherwise material to the Company. No Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, from making any other distribution with respect to such Subsidiary’s equity securities, from repaying to the Company or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or from transferring any property or assets to the Company or to any other Subsidiary.

(n)                The Company has an authorized and outstanding capitalization as set forth in the Prospectuses, and all of the issued and outstanding share capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, U.S. and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any Subsidiary any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived. All of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”).

(o)                Neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Agent or (ii) intends to use any of the proceeds from the sale of the Placement Shares hereunder to repay any outstanding debt owed to any affiliate of the Agent.

(p)                The Company has full power and authority (corporate or otherwise) to issue the Placement Shares and to perform its obligations hereunder. The Placement Shares to be delivered on each Settlement Date have been duly and validly authorized and, upon payment and when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company. The Placement Shares conform to the descriptions thereof contained in the Registration Statement and the Prospectuses. As of the date hereof, except as disclosed in the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. Except as disclosed in the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or the Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Placement Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company, effectively waived by the holders thereof or are no longer applicable.

(q)                There is no statute, regulation, contract, agreement or other document required to be described in the Registration Statement, Prospectuses or in any document that upon filing is deemed to be incorporated by reference into the Registration Statement or any Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required. The statements set forth or incorporated by reference in the Prospectuses, insofar as they purport to constitute summaries of the terms of the statutes, regulations, contracts, agreements or other documents described and filed, constitute accurate summaries of the terms thereof in all material respects. Neither the Company nor any of its Subsidiaries has sent or received any communication regarding termination of, or intent not to renew or render performance under, any of the contracts or agreements referred to or described in any Prospectus or any Permitted Free Writing Prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, or any document that upon filing is deemed to be incorporated by reference into the Registration Statement or any Prospectus, and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(r)                 This Agreement has been duly and validly authorized, executed and delivered by the Company.

(s)                The Company is not and, after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Prospectuses, will not be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(t)                 There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offer and sale of the Placement Shares that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the offer and sale of the Placement Shares that have not been filed as required, other than the filing of the Canadian Prospectus Supplement and this Agreement; the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(u)                The statistical, industry-related and market-related data included in the Registration Statement and the Prospectuses are based on or derived from sources which the Company believes, after reasonable inquiry, are reliable and accurate, such data agree with the sources from which they are derived and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(v)                The Common Shares have been registered pursuant to Section 12(b) of the Exchange Act. The Common Shares are listed on the TSX and on Nasdaq, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or de-listing the Common Shares from the TSX or the Nasdaq, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or Nasdaq is contemplating terminating such registration or listing.

(w)               Neither the execution and delivery by the Company of, nor the performance of the Company of its obligations under, this Agreement will conflict with, result in a breach or violation of, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Material Subsidiaries pursuant to: (i) the certificate or articles of incorporation, charter, bylaws, articles of association, limited liability company agreement, certificate or agreement of limited or general partnership or other similar organizational documents, as the case may be, of such entity, (ii) the terms of any indenture, contract, license, lease, mortgage, deed of trust, note agreement, agreement or other instrument, obligation, condition, covenant or instrument to which it is a party or bound or to which its property or assets is subject or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Material Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, any of its Material Subsidiaries or any of their respective properties or assets, as applicable, except, in the case of clauses (ii) and (iii) above, for any such conflict, breach, violation, creation or imposition that would not, individually or in the aggregate, have a Material Adverse Effect.

(x)                Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectuses: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the business, general affairs, management, condition (financial or otherwise), earnings, results of operations, shareholders’ equity, business or properties of the Company and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a “Material Adverse Change”); (ii) neither the Company nor its Subsidiaries has (A) incurred any material liability or obligation, indirect, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its Subsidiaries, considered as one entity, (B) entered into any material transactions not in the ordinary course of business or (C) issued or granted any shares of the Company’s capital stock or securities convertible into or exchangeable or exercisable for or that represent the right to receive shares of the Company’s capital stock other than under the Stock Plans (as defined below); and (iii) there has not been any material decrease in the share capital or any material increase in any short-term or long-term indebtedness of the Company or any of its Subsidiaries and there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or another Subsidiary, by any Subsidiary on any class of shares, or any repurchase or redemption by the Company or any of its Subsidiaries of any class of shares.

(y)                There are no persons (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act) with registration or other similar rights to have any equity or debt securities of the Company registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived in a writing previously furnished to the Agent.

(z)                The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; except as otherwise stated in the Registration Statement and the Prospectuses, said consolidated financial statements have been prepared in conformity with international financial reporting standards (“IFRS”), applied on a consistent basis throughout the periods involved. No other financial statements or supporting schedules are required to be included in the Registration Statement and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement and the Prospectuses and the books and records of the Company.

(aa)             There are no actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of the Subsidiaries is or would be a party, or of which any of the respective properties or assets of the Company and the Subsidiaries is or would be subject, at law or in equity, before any court or arbitral body or by or before any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, that (i) are required to be described in the Registration Statement or the Prospectuses and are not so described or (ii) could reasonably be expected to have a Material Adverse Effect. The aggregate of all pending legal or governmental proceedings to which the Company or any of its Subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Prospectuses, including ordinary routine litigation incidental to the Company’s business, could not reasonably be expected to result in a Material Adverse Effect.

(bb)            Except as disclosed in the Prospectuses, (i) the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Prospectuses; (ii) the Company and each Material Subsidiary have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and (iii) neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary.

(cc)             Neither the Company nor any Material Subsidiary (i) is in violation of its certificate or articles, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except in in the case of clauses (ii) or (iii) any such case for violations or defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(dd)            Davidson & Company LLP, who have audited the consolidated financial statements of the Company and its Subsidiaries that are included or incorporated by reference in the Registration Statement and the Prospectuses, and whose report appears or is incorporated by reference in the Registration Statement and the Prospectuses were independent with respect to the Company as required by Canadian Securities Laws and were independent public accountants as required by the Securities Act, the Exchange Act and the Rules and Regulations and the Public Company Accounting Oversight Board (the “PCAOB”) as of the date of their report.

(ee)             PricewaterhouseCoopers LLP, who have performed certain procedures over the unaudited condensed consolidated financial statements of the Company and its Subsidiaries that are included or incorporated by reference in the Registration Statement and the Prospectuses, are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the Exchange Act and the Rules and Regulations and the PCAOB.

(ff)              There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Qualifying Authorities) between the Company and its auditors.

(gg)            There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Placement Shares.

(hh)            No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection offer and sale of the Placement Shares or the authorization, execution, delivery and performance of this Agreement by the Agent to U.S. residents.

(ii)               Each of the Company and each Subsidiary has accurately prepared and timely filed all Canadian federal or provincial, U.S. federal or state, local or other foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, fines, penalties, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect. No statement of deficiency or assessment or written notice of proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, U.S. federal and state, local or foreign taxes has been issued to the Company or any Subsidiary and, to the Company’s or any Subsidiary’s knowledge, no such proposed adjustment has been threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary. The Company is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(jj)               No labor dispute with the employees of the Company or any Material Subsidiary exists or, to the Company’s knowledge, is threatened or imminent, and the Company is not aware of any existing, threatened or imminent labor dispute by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, contractors or customers, in each case that would have a Material Adverse Effect. None of the employees of the Company or any Material Subsidiary is represented by a union and, to the knowledge of the Company, no union organizing activities are taking place. Neither the Company nor any Material Subsidiary has violated (or received notice of any violation of) any federal, state or local law or foreign law relating to the discrimination in hiring, promotion or pay of employees, nor any applicable wage or hour laws, or the rules and regulations thereunder, or analogous foreign laws and regulations, which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(kk)             The Company and the Material Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies of similar size engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that could not reasonably be expected to have a Material Adverse Effect.

(ll)               The Company and each Material Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign (each, a “Consent” and, collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement and the Prospectuses, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect. No Consent is required for the Company’s execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Placement Shares, the filing of the Canadian Prospectus Supplement, necessary approvals of the TSX, a notification of listing of additional shares with Nasdaq and any consents as may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) in connection with the offer and sale of the Placement Shares by the Agent, each of which will have been made or obtained, as applicable, prior to the date of this Agreement and each Settlement Date and will be in full force and effect (on a conditional basis, in the case of the approval of the TSX). The Company and each Material Subsidiary are in compliance with the terms and conditions of all Consents, except where the failure so to comply could not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(mm)        Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(nn)            The Company and its Material Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its Material Subsidiaries’ internal control over financial reporting (as defined under Rule 13a-15 and 15d 15 under the Exchange Act Regulations and within the meaning of Canadian Securities Laws) is effective in all material respects and except as otherwise stated in the Registration Statement and the Prospectuses, there has been no material weakness in their internal control over financial reporting.

(oo)            The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. Such disclosure controls and procedures are effective in all material respects.

(pp)            Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes, or is designed to cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Placement Shares or to result in a violation of the Canadian Securities Laws or Regulation M under the Exchange Act.

(qq)            Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is in violation of the federal laws of Canada or any United States federal, state or local, or any foreign, statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the emissions, discharges, release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or otherwise related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), which violation includes, but is not limited to, noncompliance with any permits or other governmental authorizations required for the operation of the business of the Company or any of its Subsidiaries under applicable Environmental Laws, or noncompliance with the terms and conditions thereof, nor has the Company or any of its Subsidiaries received any written communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is in violation of any Environmental Law; (ii) the Company and its Subsidiaries have all material permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements; (iii) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries, or any investigation with respect to which the Company or any of its Subsidiaries has received written notice or any written notice by any person or entity alleging potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Hazardous Materials at any location owned, leased or operated by the Company or any of its Subsidiaries, now or in the past; and (iv) to the Company’s knowledge, there are no past or present actions, activities, events, conditions, incidents or circumstances that might reasonably be expected to result in a violation of any Environmental Law or form the basis of an order for clean-up or remediation, or an action, suit, investigation or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(rr)               Each stock option granted under any stock option plan of the Company or any Subsidiary (each, a “Stock Plan”) was granted with a per share exercise price determined in compliance with the applicable Stock Plan(s), and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(ss)              There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(tt)               None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered or enforced by the United States Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the net proceeds of the applicable Placement, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions or in any other manner that will result in a violation by any such person of Sanctions.

(uu)            None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a material violation by such persons of any applicable anti-corruption law (including, but not limited to, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”)), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any person or “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of any applicable anti-corruption law and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in material compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(vv)            Except as disclosed in the Registration Statement or the Prospectuses: (i) the Company owns or has valid, binding and enforceable licenses or other rights under all the inventions, patent applications, patents, trademarks (unregistered), trade names, service names, copyrights, trade secrets and other proprietary information necessary for the conduct of the business of the Company in the manner described in the Registration Statement or the Prospectuses (collectively, “Intellectual Property”); (ii) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property owned by or exclusively licensed to the Company; (iii) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and, to the knowledge of the Company, there are no facts which would form a reasonable basis for any such claim; (iv) the Intellectual Property owned by the Company, and to the knowledge of the Company, the Intellectual Property exclusively licensed to the Company, have not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and the Company has not received any written notice of such claim and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (vi) to the knowledge of the Company, no employee of the Company is in or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or actions undertaken by the employee while employed with the Company, wherein such violation could reasonably be expected to have a Material Adverse Effect; (vii) to the knowledge of the Company, it is not necessary for the Company to use any inventions of any of its employees or consultants (or persons it currently intends to hire) made prior to their employment by the Company that have not been duly assigned or licensed to the Company. Each employee and consultant of the Company involved in the creation of Intellectual Property for the Company has assigned, or is under contractual obligation to assign, to the Company all Intellectual Property rights he or she owns that are related to the Company’s business as described in the Registration Statement and Prospectuses and has entered into confidentiality agreements with the Company regarding confidentiality and proprietary information. No current or former employee or consultant has excluded works or inventions that relate to the business of the Company from his or her employment agreement. To the Company’s knowledge, at no time during the conception or reduction to practice of any of the Intellectual Property owned by the Company, was any developer, inventor or other contributor to such Intellectual Property of the Company, in each case if an employee of the Company, operating under any grant from any governmental entity or agency or private source, performing research sponsored by any governmental entity or agency or private source, or subject to any employment agreement or invention assignment agreement with any person that could reasonably be expected to materially adversely affect the Company’s rights in such Intellectual Property.

(ww)         Each of the Company and its Subsidiaries holds, and is and has been operating in material compliance with, such permits, licenses, franchises, registrations, approvals, authorizations, exemptions, certificates, consents, and clearances required from any applicable U.S., Canadian and foreign supranational, federal, provincial, state and local laws, rules and regulations, standards, and all applicable ordinances, judgments, decrees, orders and injunctions of any court, governmental agency or body, the TSX or the NASDAQ, including, without limitation, the U.S. Food and Drug Administration (“FDA”) or any component thereof, the Centers for Medicare & Medicaid Services, U.S. Department of Justice, or the U.S. Department of Health and Human Services Office of Inspector General or Office for Civil Rights, the Health Canada Therapeutic Products Directorate, and the Canadian Food Inspection Agency (each, a “Governmental Authority”), for the conduct of its business as currently conducted (collectively, the “Permits”), and, to the knowledge of the Company all such Permits are in full force and effect, and neither the Company nor its Subsidiaries are in violation of any term of such Permit in any material respect. To the knowledge of the Company, the Company has fulfilled and performed all of its material obligations with respect to the Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Permit. All documents, forms, notices, applications, records, claims, notifications, submissions, supplements, amendments, information and reports utilized as the basis for, or required to be submitted, or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Authority relating to the Company, its business and the Company products, when submitted to the FDA or other Governmental Authority were true, complete and correct in all material respects as of the date of submission (or were corrected or supplemented by a subsequent submission). Neither the Company nor its Subsidiaries have received any written notice of proceedings relating to the revocation or modification of any Permit that, if determined adversely to the Company, would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. To the Company’s knowledge, no party granting any such Permit has taken any action to limit, suspend or revoke the same in any material respect.

(xx)            Each of the Company and its Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Health Care Laws (as defined below), and has not engaged in activities which are, to the Company’s knowledge, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other U.S. state or federal health care program. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) (“FDCA”) and the regulations promulgated thereunder; and (ii) all applicable federal, state, local and all applicable foreign health care related fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286, 287 1347 and 1349, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. §§ 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), and the regulations promulgated pursuant to such statutes; (iii) Medicare (Title XVIII of the Social Security Act); (iv) Medicaid (Title XIX of the Social Security Act); (v) the Public Health Service Act (42 U.S.C. §§ 201 et seq.) and the regulations promulgated thereunder; and (vi) any and all other applicable health care laws and regulations, including all applicable rules, regulations and policies of any Governmental Authority.

(yy)            Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of the Company or Company products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any Subsidiary has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court, arbitrator, governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws, and, to the Company’s knowledge, no such claim, action, suit, audit, survey, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. Neither the Company nor any Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority. Additionally, neither the Company, nor its Subsidiaries nor, to their knowledge, any of their respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

(zz)             The Company, its Subsidiaries, and to the knowledge of the Company, any manufacturing sites operated by contract manufacturer at which Company products are manufactured, have not (i) been subject to a Governmental Authority shutdown, (ii) received any FDA Form 483, EEA Competent Authority inspection report with critical or major findings, or other Governmental Authority notice of inspectional observations, or (iii) received any notice of adverse finding, warning letter, letter of admonition, untitled letter or any other correspondence or written notice from any Governmental Authority in respect of the Company Business alleging or asserting noncompliance with any applicable Health Care Law or with respect to any Permit. To the knowledge of the Company, no Governmental Authority is considering any such action.

(aaa)          The clinical, pre-clinical and other studies or tests conducted by or on behalf of or sponsored by the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their products or product candidates have participated, or that are described in, or the results of which are referred to in, the Registration Statement or the Prospectuses were and, if still pending, are being conducted in all material respects in accordance with all applicable laws and regulations, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 812 and 814 and all applicable rules and regulations of any other Governmental Authority. Any descriptions of clinical, pre-clinical and other studies or tests, including any related results and regulatory status, contained in the Registration Statement and the Prospectuses are accurate and complete in all material respects and fairly presents the data derived from such studies. Except as disclosed in the Registration Statement and the Prospectuses, there are no studies, tests or trials the result of which are inconsistent with or otherwise call into question the results described or referred to in the Registration Statement and the Prospectuses. Except as disclosed in the Registration Statement and the Prospectuses, the Company and its Subsidiaries have made all such filings and obtained all such approvals, authorizations or exemptions as may be required by the FDA or any from any other U.S. or foreign government drug or medical device regulatory agency, notified body or health care facility institutional review board required for the conduct of such tests or studies. Except as disclosed in the Registration Statement and the Prospectuses, no investigational new drug application filed by or on behalf of the Company with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign regulatory agency has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any studies or tests conducted or proposed to be conducted by or on behalf of the Company.

(bbb)        The Company acknowledges and agrees that the Agent has informed the Company that the Agent may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Common Shares for its own account while this Agreement is in effect; provided, however, that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent the Agent may engage in sales of Placement Shares purchased or deemed purchased from the Company as a “riskless principal” or in a similar capacity) and (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by the Agent, except as may be otherwise agreed by the Company and the Agent.

(ccc)          The Company is not a party to any agreement with an agent or underwriter for any other “at the market” offering” (as defined in Rule 415 under the Securities Act).

(ddd)          All of the information provided to the Agent by the Company relating to compliance with the by-laws and rules of FINRA is true, complete and correct in all material respects.

(eee)           The Company has not, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act) with the offer and sale of the Placement Shares hereunder.

(fff)             No forward-looking statement or forward looking information (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and applicable Canadian Securities Laws) contained in either the Registration Statement or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ggg)          There are no relationships, direct or indirect, or related party transactions involving the Company or any of its Subsidiaries or any other person (including any director, officer, stockholder, customer or supplier of the Company or any of its Subsidiaries) required to be described in the Registration Statement or the Prospectuses that have not been described as required. There are no material outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any of its Subsidiaries to or for the benefit of any of the officers or directors of the Company or any of its Subsidiaries, or any of the family members of any of such persons.

(hhh)          The Company is not in or subject to a bankruptcy or insolvency proceeding in any jurisdiction.

(iii)              The Company has duly and properly filed or caused to be filed with the U.S. Patent and Trademark Office (the “PTO”) and applicable foreign and international patent authorities all patents owned by the Company and its Subsidiaries (the “Company Patent Applications”). To the knowledge of the Company, the Company has complied with the PTO’s duty of candor and disclosure for the Company Patent Applications and has made no material misrepresentation in the Company Patent Applications. The Company has not been notified of any inventorship challenges nor, to the knowledge of the Company, has any interference been declared or provoked or would render such patents, if issued, invalid or unenforceable. Except as would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has breached and is currently in breach of any provision of any license, contract or other agreement governing the use by the Company or its Subsidiaries of Intellectual Property owned by third parties (collectively, the “Licenses”) and no third party has alleged any such breach and the Company is unaware of any facts that would form a reasonable basis for such a claim. To the Company’s knowledge, no other party to the Licenses has breached or is currently in breach of any provision of the Licenses. Each of the Licenses is in full force and effect and constitutes a valid and binding agreement between the parties thereto, enforceable in accordance with its terms, and there has not occurred any breach or default under any such Licenses or any event that, with the giving of notice or lapse of time, would constitute a breach or default thereunder. Except as would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has been and is currently involved in any disputes regarding the Licenses. To the Company’s knowledge, all patents licensed to the Company pursuant to the Licenses are valid, enforceable and being duly maintained. To the Company’s knowledge, all patent applications licensed to the Company pursuant to the Licenses are being duly prosecuted.

(jjj)          Each of the Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, to the Company’s knowledge free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same.

(kkk)       The Company and its Subsidiaries are, and at all prior times have been, in material compliance with all applicable laws or statutes, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, including without limitation HIPAA, and internal and external policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data (collectively, “Data Protection Requirements”). To ensure compliance with the Data Protection Requirements, the Company and its Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The execution, delivery and performance of this Agreement will not result in a breach of any Data Protection Requirements or Policies. The Company and its Subsidiaries have at all times made all disclosures to users or customers required by applicable Data Protection Requirements, and none of such disclosures made or contained in any Policy have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Data Protection Requirements, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Data Protection Requirement; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability by any regulatory body or governmental authority under any Data Protection Requirement.

Any certificate signed by any officer of the Company and delivered to the Agent or its counsel in connection with the offering of the Placement Shares shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Agent.

7.       Covenants of the Company. The Company covenants and agrees with the Agent that:

(a)           Filing of Prospectuses. The Company will prepare the Prospectuses in a form approved by the Agent and will (i) file the Canadian Prospectus with the Reviewing Authority in accordance with applicable Canadian Securities Laws no later than the Reviewing Authority’s close of business on the date of this Agreement and (ii) file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 no later than the Commission’s close of business on the date of this Agreement.

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(b)           Amendments. After the date of this Agreement and during any period in which the U.S. Prospectus relating to any Placement Shares is required to be delivered by the Agent under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act or a similar rule); (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than any document that upon filing is deemed to be incorporated by reference into the Registration Statement or any Prospectus, has been filed with any Canadian Qualifying Authority or the Commission, as applicable, and/or has become effective where a receipt has been issued therefor or any subsequent supplement to a Prospectus, other than any document that upon filing is deemed to be incorporated by reference into the Registration Statement or any Prospectus, has been filed and of any request by any Canadian Qualifying Authority or the Commission for any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for additional information; (ii) the Company will prepare and file with the Canadian Qualifying Authorities and the Commission, promptly upon the Agent’s request, any amendments or supplements to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as applicable, that, in the Agent’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agent (provided, however, that the failure of the Agent to make such request shall not relieve the Company of any obligation or liability hereunder or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement and, provided, further, that the only remedy the Agent shall have with respect to the failure by the Company to make such filing, but without limiting the Agent’s rights under Section 9 hereof, will be to cease making sales under this Agreement until such amendment or supplement is filed); (iii) the Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus, other than any material document that upon filing is deemed to be incorporated by reference into the Registration Statement or any Prospectus, relating to the Placement Shares or a security convertible into or exchangeable or exercisable for the Placement Shares unless a copy thereof has been submitted to the Agent within a reasonable period of time before the filing and the Agent has not reasonably objected thereto (provided, however, that the failure of the Agent to make such objection shall not relieve the Company of any obligation or liability hereunder or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement and, provided, further, that the only remedy the Agent shall have with respect to the failure by the Company to make such filing, but without limiting the Agent’s rights under Section 9 hereof, will be to cease making sales under this Agreement until such amendment or supplement is filed) and the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus, except for those documents available via SEDAR or EDGAR; and (iv) the Company will cause each amendment or supplement to the Canadian Prospectus, other than documents incorporated by reference, to be filed with Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10.

(c)           Notice of Orders. The Company will advise the Agent, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any order suspending use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement, of the suspension of the qualification or distribution of the Placement Shares for offering or sale in any jurisdiction or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any other order suspending the qualification or distribution of the Placement Shares or to obtain its withdrawal if such an order should be issued.

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(d)           Delivery of Prospectus; Subsequent Changes. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and will file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with Canadian Securities Laws or the Securities Act, as applicable, the Company will promptly notify the Agent to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(e)           Listing of Placement Shares. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on the TSX and Nasdaq and to qualify the Placement Shares for sale under the securities laws of such jurisdictions as the Agent reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(f)            Delivery of Base Prospectus, Registration Statement, Form F-X and U.S. Prospectus. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the Form F-X, the U.S. Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the U.S. Prospectus that are filed with the Commission during any period in which a U.S. Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with or furnished to the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request and, at the Agent’s request, will also furnish copies of the U.S. Prospectus to each U.S. exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the U.S. Prospectus) to the Agent to the extent such document is available on SEDAR or EDGAR.

(g)           Earnings Statement. The Company will make generally available to its security holders and to the Agent as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of and Rule 158 under the Securities Act.

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(h)           Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with the provisions of Section 11 hereunder, will pay all expenses incident to the performance of its obligations hereunder, including expenses relating to (i) the preparation, printing and filing of the Canadian Base Prospectus and each amendment and supplement thereto, the Registration Statement and each amendment and supplement thereto, and each Prospectus and each amendment and supplement thereto and of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Shares, (ii) the preparation, issuance, sale and delivery of the Placement Shares and any taxes due or payable in connection therewith, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(w) of this Agreement, including filing fees (provided, however, that any fees or disbursements of counsel for the Agent in connection therewith shall be paid by the Agent except as set forth in clauses (vii) and (viii) below), (iv) the printing and delivery to the Agent and its counsel of copies of the U.S. Prospectus and any amendments or supplements thereto, and of this Agreement, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on Nasdaq and the TSX, (vi) the filing fees and expenses, if any, owed to the Canadian Qualifying Authorities, the Commission or FINRA and the fees and expenses of any transfer agent or registrar for the Shares, (vii) the reasonable and documented fees and associated expenses of the Agent’s outside legal counsel for filings with the FINRA Corporate Financing Department in an amount not to exceed US$10,000 (excluding FINRA filing fees referred to in clause (vi) above and in addition to the fees and disbursements referred to in clause (viii) below), and (viii) the reasonable and documented fees and disbursements of the Agent’s outside legal Canadian and U.S. counsel actually incurred in an amount not to exceed US$62,500 (in addition to the fees and associated expenses referred to in clause (vii) above) plus an additional US$10,000 per fiscal quarter of reasonable and documented fees and disbursements (exclusive of applicable taxes) of the Agent’s Canadian and U.S. counsel in connection with subsequent Representation Dates hereunder; provided, however, that no additional fees will be payable pursuant to this clause (viii) for any fiscal quarter following the termination of this Agreement. Notwithstanding the foregoing, in no event shall the total compensation paid to the Agent exceed 8.0% of the gross proceeds to the Company from the sale of Placement Shares.

(i)            Use of Proceeds. The Company intends to use the Net Proceeds as described in the Prospectuses in the section entitled “Use of Proceeds.”

(j)            Notice of Other Sales. During the term of this Agreement, without giving the Agent at least three business days’ prior written notice specifying the nature of the proposed sale and the date of such proposed sale, so as to permit the Agent to suspend activity under this Agreement for such period of time as requested by the Company, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable or exercisable for Common Shares, warrants or any rights to purchase or acquire Common Shares during the period beginning on the fifth Trading Day immediately prior to the date on which any Placement Notice is delivered to Agent hereunder and ending on the second Trading Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Shares covered by a Placement Notice, the date of such suspension or termination); and will not directly or indirectly in any other “at the market offering” offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable or exercisable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the later of the termination of this Agreement and the sixtieth day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; provided, however, that such restrictions will not be required in connection with the Company’s issuance or sale of (i)  Common Shares, options to purchase Common Shares, other securities under the Company’s existing equity incentive plans, or Common Shares issuable upon the exercise of options or vesting of other securities, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan of the Company whether now in effect or hereafter implemented, (ii)  Common Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Company available on EDGAR or otherwise in writing to the Agent and (iii)  Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

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(k)         Change of Circumstances. The Company will, at any time during the pendency of a Placement Notice, advise the Agent promptly after it shall have received notice or obtained knowledge of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided or required to be provided to the Agent pursuant to this Agreement.

(l)          Due Diligence Cooperation. During the term of this Agreement, the Company will cooperate with any reasonable due diligence review conducted by the Agent, its affiliates, agents and counsel from time to time in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agent may reasonably request.

(m)        Required Filings Relating to Placement of Placement Shares. The Company agrees to (i) disclose in its quarterly reports, annual information form or annual financial statements/annual report on Form 40-F or 20-F, the number or dollar amount of Placement Shares sold through the Agent, the Net Proceeds to the Company and the compensation payable by the Company to the Agent with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(n)         Representation Dates; Certificate. On or prior to the date on which the Company first delivers a Placement Notice pursuant to this Agreement (the “First Placement Notice Date”) and each time the Company:

(i)            files a Prospectus relating to the Placement Shares or amends or supplements the Registration Statement or the U.S. Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference into the Registration Statement or the U.S. Prospectus relating to the Placement Shares;

(ii)           files an annual report on Form 20-F or Form 40-F under the Exchange Act (an “Annual Reporting Date”);

(iii)          files or furnishes quarterly financial statements on Form 6-K under the Exchange Act; or

(iv)          files or furnishes a report on Form 6-K containing amended financial information (other than an earnings release) under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”); the Company shall furnish the Agent with a certificate, in the form attached hereto as Exhibit 7(n), within three (3) Trading Days of any Representation Date if requested by the Agent. The requirement to provide a certificate under this Section 7(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agent with a certificate under this Section 7(n), then before the Company delivers the Placement Notice or the Agent sells any Placement Shares, the Company shall provide the Agent with a certificate, in the form attached hereto as Exhibit 7(n), dated the date of the Placement Notice.

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(o)         Legal Opinions. On or prior to the First Placement Notice Date and on any date which the Company is obligated to deliver a certificate pursuant to Section 7(n) for which no waiver is applicable, the Company shall cause to be furnished to the Agent the written opinion of McCarthy Tétrault LLP, Canadian counsel for the Company (provided, however, no opinion of such counsel shall be required for each Representation Date that is neither the First Placement Notice Date nor an Annual Reporting Date), and the written opinion and negative assurance letter of Troutman Pepper Hamilton Sanders LLP, United States counsel for the Company (provided, however, only a negative assurance letter of such counsel shall be required for each Representation Date that is neither the First Placement Notice Date nor an Annual Reporting Date), or in each case such other counsel satisfactory to the Agent, in form and substance satisfactory to the Agent and its counsel, dated the date that the opinion and negative assurance letter are required to be delivered, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such opinion or negative assurance letter for subsequent Representation Dates, each of Canadian and United States counsel for the Company may furnish the Agent with a letter to the effect that the Agent may rely on a prior opinion or negative assurance letter delivered by such counsel under this Section 7(o) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion or negative assurance letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented at such Representation Date).

(p)         Intellectual Property Opinion. On or prior to the First Placement Notice Date and on any date which the Company is obligated to deliver a certificate pursuant to Section 7(n) for which no waiver is applicable, the Company shall cause to be furnished to the Agent the written opinion of Morgan, Lewis & Bockius LLP, counsel for the Company with respect to intellectual property matters, or such other intellectual property counsel satisfactory to the Agent, in form and substance satisfactory to the Agent and its counsel, dated the date that the opinion letter is required to be delivered, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such written opinion for subsequent Representation Dates, such counsel for the Company with respect to the above intellectual property matters may furnish the Agent with a letter to the effect that the Agent may rely on a prior opinion letter delivered by such counsel under this Section 7(p) to the same extent as if it were dated the date of such opinion letter (except that statements in such prior opinion letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented at such Representation Date).

(q)         Comfort Letter. On or prior to the First Placement Notice Date and on any date which the Company is obligated to deliver a certificate pursuant to Section 7(n) for which no waiver is applicable, the Company shall cause its independent registered public accounting firm (and any other independent accountants whose report is included in the Registration Statement or the Prospectuses) to furnish the Agent letters (the “Comfort Letters”), dated the date the Comfort Letter is delivered, which shall meet the requirements set forth in this Section 7(q); provided, however, that if requested by the Agent, the Company shall cause a Comfort Letter to be furnished to the Agent within 10 Trading Days of the occurrence of any material transaction or event that necessitates the filing of additional, pro forma, amended or revised financial statements (including any restatement of previously issued financial statements). Each Comfort Letter shall be in form and substance satisfactory to the Agent and each Comfort Letter from the Company’s independent registered public accounting firms shall confirm that each are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letters, the conclusions and findings of said firms with respect to the financial information and other matters covered by each their letters delivered to the Agent

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(r)           Market Activities. The Company will not, directly or indirectly, and will cause its officers, directors and Subsidiaries not to (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Placement Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agent.

(s)          Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business for which it is engaged.

(t)           Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor any of its Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(u)          Canadian Securities Laws, Securities Act and Exchange Act. The Company will use its best efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(v)         No Offer to Sell. Other than a Permitted Free Writing Prospectus approved in advance by the Company and the Agent, neither the Agent nor the Company (including its agents and representatives, other than the Agent in its capacity as agent) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(w)          Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Agent, to qualify the Placement Shares for offering and sale, or to obtain an exemption for the Placement Shares to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Agent may designate and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Placement Shares have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement).

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(x)          Sarbanes-Oxley Act. The Company and its Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act of 2002.

(y)           Transfer Agent. The Company has engaged and will maintain, at its sole expense, a duly appointed transfer agent and registrar for the Common Shares.

8.       Conditions to the Agent’s Obligations. The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to the Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a)           Registration Statement Effective. The Registration Statement shall be effective and shall be available for all offers and sales of Placement Shares (i) that have been issued pursuant to all prior Placement Notices and (ii) that will be issued pursuant to any Placement Notice.

(b)           No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from any Canadian Qualifying Authority, the Commission or any other federal, provincial or state governmental authority during the period of effectiveness of the Canadian Base Prospectus and the Registration Statement, the response to which would require any post-effective amendments or supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses; (ii) the issuance by any Canadian Qualifying Authority or the Commission or any other federal, provincial or state governmental authority of any stop order or other order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Canadian Base Prospectus, the Registration Statement or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Canadian Base Prospectus, the Registration Statement, the Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each of the Canadian Base Prospectus and each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and, that in the case of the Canadian Prospectus, it will contain full, true and plain disclosure of all material facts relating to the Company and the Placement Shares.

(c)           No Misstatement or Material Omission. The Agent shall not have advised the Company that the Registration Statement or Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agent’s reasonable opinion is material, or omits to state a fact that in the Agent’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

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(d)            Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed (including any material change report to be filed in connection with this offering) or furnished to the Canadian Qualifying Authorities and the Commission, there shall not have been any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, the effect of which in the reasonable judgment of the Agent (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)            Company Counsel Legal Opinions. The Agent shall have received the opinions and negative assurance letters, as applicable, required to be delivered pursuant to Sections 7(o) and 7(p), as applicable, on or before the date on which such delivery of such opinions and negative assurance letters are required pursuant to Sections 7(o) and 7(p), as applicable.

(f)             Agent’s Counsel Legal Opinion. The Agent shall have received from Latham & Watkins LLP, United States counsel for the Agent, and Blake, Cassels & Graydon LLP, Canadian counsel for the Agent, such opinion or opinions, on or before the date on which the delivery of legal opinions is required pursuant to Section 7(o), with respect to such matters as the Agent may reasonably require, and the Company shall have furnished to such counsel such documents as they may request to enable them to pass upon such matters.

(g)            Comfort Letter. The Agent shall have received the Comfort Letters required to be delivered pursuant to Section 7(q) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(q).

(h)            Representation Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 7(n) on or before the date on which delivery of such certificate is required pursuant to Section 7(n).

(i)             Secretary’s Certificate. On or prior to the First Placement Notice Date, the Agent shall have received a certificate, signed on behalf of the Company by the Secretary of the Company and attested to by an executive officer of the Company, dated as of such date and in form and substance satisfactory to the Agent and its counsel, certifying as to (i) articles of the Company, (ii) the by-laws of the Company, (iii) the resolutions of the board of directors of the Company or duly authorized committee thereof authorizing the execution, delivery and performance of this Agreement and the issuance and sale of the Placement Shares and (iv) the incumbency of the officers of the Company duly authorized to execute this Agreement and the other documents contemplated by this Agreement (including each of the officers set forth on Schedule 2).

(j)             CFO Certificate. The Agent shall have received a certificate from the Company of the Chief Financial Officer with respect to certain financial information set forth in the Canadian Base Prospectus, Registration Statement and any Prospectus, as applicable.

(k)            No Suspension. The Placement Shares shall be duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the TSX or Nasdaq. Trading in the Common Shares shall not have been suspended on, and the Common Shares shall not have been delisted from, the TSX or Nasdaq.

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(l)              Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(n), the Company shall have furnished to the Agent such appropriate further information, opinions, certificates, letters and other documents as the Agent may have reasonably requested. All such information, opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company shall have furnished the Agent with conformed copies of such opinions, certificates, letters and other documents as the Agent may have reasonably requested.

(m)            Approval for Listing. The Placement Shares shall either have been (i) approved for listing on Nasdaq, subject only to notice of issuance, and conditionally approved for listing on the TSX or (ii) in the case of Nasdaq, the Company shall have filed an application for listing of the Placement Shares on Nasdaq at, or prior to, the First Placement Notice Date and Nasdaq shall have reviewed such application and not provided any objections thereto.

(n)             FINRA. FINRA shall have raised no objection to the terms of the offering contemplated hereby and the amount of compensation allowable or payable to the Agent as described in the Prospectuses.

(o)             No Termination Event. There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 11(a).

9.       Indemnification and Contribution.

(a)             Company Indemnification. The Company agrees to indemnify and hold harmless the Agent, the directors, officers, partners, employees and agents of the Agent and each person, if any, who (i) controls the Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with the Agent from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which the Agent, or any such person, may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or other federal, provincial or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (w) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the U.S. Prospectus or any amendment or supplement to the Registration Statement or the U.S. Prospectus or in any Permitted Free Writing Prospectus, (x) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it (solely with respect to the Prospectuses, in light of the circumstances under which they were made) not misleading, or (y) any breach by any of the indemnifying parties of any of their respective representations, warranties and agreements contained in this Agreement; provided, however, that this Section 9(a) shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with information relating to the Agent and furnished to the Company by the Agent expressly for inclusion in any document as described in clause (w) of this Section 9(a). This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)             Agent Indemnification. The Agent agrees to indemnify and hold harmless the Company and its directors and officers, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company, from and against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or the U.S. Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to the Agent and furnished to the Company by the Agent expressly for inclusion in any document as described in clause (w) of Section 9(a).

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(c)                Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel reasonably satisfactory to the indemnified party to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly after the indemnifying party receives a written invoice relating to such fees, disbursements and other charges in reasonable detail. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such claim, action or proceeding and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)                Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable or insufficient from the Company or the Agent, the Company and the Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit, investigation or proceeding or any claim asserted) to which the Company and the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand. The relative benefits received by the Company on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agent from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agent, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action, suit, investigation or proceeding in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action, suit, investigation or proceeding in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, suit, investigation, proceeding or claim to the extent consistent with this Section 9. Notwithstanding the foregoing provisions of this Section 9(d), the Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any officers, directors, partners, employees or agents of the Agent, will have the same rights to contribution as that party, and each officer of the Company will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. No party will be liable for contribution with respect to any action or claim settled without its written consent.

10.   Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agent, any controlling persons, or the Company (or any of their respective officers, directors, employees or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11.   Termination.

(a)                The Agent shall have the right, by giving notice as hereinafter specified, at any time to terminate this Agreement if (i) any Material Adverse Effect, or any development that could reasonably be expected to result in a Material Adverse Effect, has occurred that, in the judgment of the Agent, may materially impair the ability of the Agent to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion or letter required under Sections 7(n), 7(o) or 7(p), the Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than 15 calendar days from the date such delivery was required, (iii) any other condition of the Agent’s obligations hereunder is not fulfilled, (iv) any suspension or limitation of trading in the Placement Shares or in securities generally on Nasdaq or the TSX shall have occurred, (v) a general banking moratorium shall have been declared by any of United States federal or New York authorities, or (vi) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States or international political, financial or economic conditions that, in the judgment of the Agent, may materially impair the ability of the Agent to sell the Placement Shares hereunder or to enforce contracts for the sale of securities. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 7(h), 9, 10, 11(f), 15 and 16 hereof shall remain in full force and effect notwithstanding such termination. If the Agent elects to terminate this Agreement as provided in this Section 11(a), the Agent shall provide the required notice as specified in Section 12.

(b)                The Company shall have the right, by giving 10 days’ prior notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 7(h), 9, 10, 11(f), 15 and 16 hereof shall remain in full force and effect notwithstanding such termination.

(c)                The Agent shall have the right, by giving 10 days’ prior notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 7(h), 9, 10, 11(f), 15 and 16 hereof shall remain in full force and effect notwithstanding such termination.

(d)                Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Shares through the Agent on the terms and subject to the conditions set forth herein; provided, however, that the provisions of Sections 7(h), 9, 10, 11(f), 15 and 16 hereof shall remain in full force and effect notwithstanding such termination.

(e)                This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c) or (d) above otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 7(h), 9, 10, 11(f), 15 and 16 shall remain in full force and effect.

(f)                 Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement. Upon termination of this Agreement, the Company shall not be required to pay to the Agent any commission with respect to any Placement Shares not otherwise sold by the Agent under this Agreement; provided, however, that the Company shall remain obligated to reimburse the Agent’s expenses pursuant to Section 7(h).

12.   Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to the Agent, shall be delivered to:

SVB Leerink LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

Attention: Peter M. Fry

E-mail: peter.fry@svbleerink.com

with copies (which shall not constitute notice) to:

SVB Leerink LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

Attention: Stuart R. Nayman, Esq.

E-mail: stuart.nayman@svbleerink.com

and

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Brian J. Cuneo

E-mail: brian.cuneo@lw.com

and

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver, British Columbia V7X 1L3

Attention: Joseph Garcia

and if to the Company, shall be delivered to:

Medicenna Therapeutics Corp.

2 Bloor Street West, 7th Floor
Toronto, Ontario, M4W 3E2

Attention: Chief Financial Officer

with copies (which shall not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP

401 9th Street NW, Suite 1000

Washington, DC 20004,

Attention: Thomas M. Rose

E-mail: thomas.rose@troutman.com

and

McCarthy Tétrault LLP

500 Grande Allée East, 9th Floor

Quebec, Quebec G1R 2J7

Attention: Charles-Antoine Soulière and Myreille Gilbert

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally on or before 4:30 P.M., New York City time, on a Business Day, or, if such day is not a Business Day, on the next succeeding Business Day, (ii) by Electronic Notice as set forth in the next paragraph, (iii) on the next Business Day after timely delivery to a nationally-recognized overnight courier or (iv) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the Nasdaq and the TSX and commercial banks in the City of New York and the City of Toronto are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 12 if sent to the electronic mail address specified by the receiving party in Section 12. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives actual acknowledgment of receipt from the person whom the notice is sent, other than via auto-reply. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”), which shall be sent to the requesting party within 10 days of receipt of the written request for Nonelectronic Notice.

13.   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agent and their respective successors and the affiliates, controlling persons, officers, directors and other persons referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of each such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto, the persons referred to in the preceding sentence and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that the Agent may assign its rights and obligations hereunder to an affiliate of the Agent without obtaining the Company’s consent, so long as such affiliate is a registered broker-dealer.

14.   Entire Agreement; Amendment; Severability; Waiver. This Agreement (including all schedules (as amended pursuant to this Agreement) and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent; provided, however, that Schedule 2 of this Agreement may be amended by either party from time to time by sending a notice containing a revised Schedule 2 to the other party in the manner provided in Section 12 and, upon such amendment, all references herein to Schedule 2 shall automatically be deemed to refer to such amended Schedule 2. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement. No implied waiver by a party shall arise in the absence of a waiver in writing signed by such party. No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

15.   GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.   Consent to Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any of the transactions contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum, or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy (certified or registered mail, return receipt requested) to such party at the address in effect for notices under Section 12 of this Agreement and agrees that such service shall constitute good and sufficient notice of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

17.   Construction.

(a)                The section and exhibit headings herein are for convenience only and shall not affect the construction hereof.

(b)                Words defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)                The words “hereof,” “hereto,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)                Wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

(e)                References herein to any gender shall include each other gender.

(f)                 References herein to any law, statute, ordinance, code, regulation, rule or other requirement of any governmental authority shall be deemed to refer to such law, statute, ordinance, code, regulation, rule or other requirement of any governmental authority as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder.

18.   Permitted Free Writing Prospectuses. Each of the Company and the Agent represents, warrants and agrees that, unless it obtains the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, it has not made and will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a free writing prospectus (as defined in Rule 405), required to be filed with the Commission. Any such free writing prospectus consented to by the Agent and by the Company, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and that it has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

19.   Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)                the Agent has been retained to act as sales agent in connection with the sale of the Placement Shares, the Agent has acted at arms’ length and no fiduciary or advisory relationship between the Company or any of its respective affiliates, stockholders (or other equity holders), creditors or employees or any other party, on the one hand, and the Agent, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Agent has advised or is advising the Company on other matters and the Agent has no duties or obligations to the Company with respect to the transactions contemplated by this Agreement except the obligations expressly set forth herein;

(b)                the Company is capable of evaluating, and understanding and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)                neither the Agent nor its affiliates have provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

(d)                the Company has been advised and is aware that the Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agent and its affiliates have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e)                the Company waives, to the fullest extent permitted by law, any claims it may have against the Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the transactions contemplated by this Agreement and agrees that the Agent and its affiliates shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders (or other equity holders), creditors or employees of the Company.

20.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Delivery of an executed Agreement by one party to the other may be made by facsimile or electronic transmission.

21.   Use of Information. The Agent may not provide any information gained in connection with this Agreement and the transactions contemplated by this Agreement, including due diligence, to any third party other than its legal counsel advising it on this Agreement and the transactions contemplated by this Agreement unless expressly approved by the Company in writing.

22.   Agent’s Information. As used in this Agreement, “Agent’s Information” means solely the following information in the Registration Statement and the Prospectuses: the second to last paragraph under the heading “Plan of Distribution” in the U.S. Prospectus Supplement and the Canadian Prospectus Supplement.

All references in this Agreement to the Registration Statement, the Prospectuses or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to EDGAR. All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Registration Statement or the Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the Prospectuses, as the case may be.

All references in this Agreement to “supplements” to the Prospectuses shall include any supplements, “wrappers” or similar materials prepared in connection with any offering, sale or private placement of any Placement Shares by the Agent outside of the United States.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agent.

Very truly yours,

Medicenna Therapeutics Corp.

By:	/s/ Fahar Merchant
	Name:	Fahar Merchant
	Title:	President and Chief Executive Officer

ACCEPTED as of the date
first-above written:

SVB LEERINK LLC

By:	/s/ Peter M. Fry
	Name:	Peter M. Fry
	Title:	Head of Alternative Equities

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:                      [                                         ]

[TITLE]

Medicenna Therapeutics Corp.

Cc:                           [                                        ]

To:                          SVB Leerink LLC

Subject:                  SVB Leerink—At the Market Offering—Placement Notice

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement, dated [●], 202__ (the “Agreement”), by and between Medicenna Therapeutics Corp., a Canadian corporation (the “Company”), and SVB Leerink LLC (“SVB Leerink”), I hereby request on behalf of the Company that SVB Leerink sell up to [ ] common shares, without par value, of the Company (the “Shares”), at a minimum market price of US$      per share[; provided, however, that no more than [ ] Shares shall be sold in any one Trading Day (as such term is defined in Section 3 of the Agreement)]. Sales should begin [on the date of this Placement Notice] and end on [DATE] [until all Shares that are the subject of this Placement Notice are sold].

SCHEDULE 2

The Company

Fahar Merchant, President and Chief Executive Officer

[***]

Elizabeth Williams, Chief Financial Officer

[***]

Rosemina Merchant, Chief Development Officer

[***]

SVB Leerink

Peter Fry, Managing Director – Head of Alternative Equities

[***]

Stuart Nayman, Managing Director – Senior Legal Counsel

[***]

SVB Leerink ATM Distribution List

[***]

SCHEDULE 3

Compensation

The Company shall pay SVB Leerink compensation in cash equal to 3% of the gross proceeds from the sales of Placement Shares pursuant to the terms of the Sales Agreement of which this Schedule 3 forms a part.

Exhibit A

Material Subsidiary

Medicenna Therapeutics Inc. (British Columbia)

Exhibit 7(n)

OFFICERS’ CERTIFICATE

Each of [●], the President and Chief Executive Officer of Medicenna Therapeutics Corp., a Canadian corporation (the “Company”), and [●], the Chief Financial Officer of the Company, does hereby certify in his respective capacity and on behalf of the Company, pursuant to Section 7(n) of the Sales Agreement, dated [●], 202__ (the “Sales Agreement”), by and between the Company and SVB Leerink LLC, that, after due inquiry, to the best of the knowledge of the undersigned:

(i)       The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions relating to materiality or Material Adverse Effect, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof.

(ii)       The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

(iii)       As of the date hereof, (A) the Registration Statement complies in all material respects with the requirements of the Securities Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, (B) the U.S. Prospectus complies in all material respects with the requirements of the Securities Act does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) no event has occurred as a result of which it is necessary to amend or supplement the Registration Statement or the U.S. Prospectus in order to make the statements therein not untrue or misleading or for clauses (A) and (B) above, to be true and correct.

(iv)       There has been no Material Adverse Change, or any development that could reasonably be expected to result in a Material Adverse Change, in the condition (financial or otherwise), earnings, results of operations, business, properties, operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, since the date as of which information is given in the U.S. Prospectus, as amended or supplemented to the date hereof.

(v)       The Company does not possess any material non-public information.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Sales Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned, in such individual’s respective capacity as President and Chief Executive Officer or Chief Financial Officer of the Company, has executed this Officers’ Certificate on behalf of the Company.

By:
Name:
Title: President and Chief Executive Officer
Date:

By:
Name:
Title: Chief Financial Officer
Date:

[Company Signature Page to Officers’ Certificate]